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                                                                  Exhibit (a)(6)

                                   MEMORANDUM

TO:     Michael Wang
FROM:   James F. Haneschlager
DATE:   August 7, 2002
RE:     Nautica Enterprises, Inc. Offer to Exchange Options


         Set forth below is additional language to Section 14 of the Offer To Exchange Options relating to potential tax consequences for non-U.S. holders of Nautica stock options.

                  "While we believe that our employees who are subject to the tax laws of other countries and jurisdictions will have the same tax consequences as their U.S. counterparts, tax laws in other countries may differ from those in the United States. In certain countries, options may be taxable at the time when the options are granted or when the options vest. In certain jurisdictions, options may also be taxable when they are exercised, and the sale of the underlying shares may be subject to various taxes. We recommend that you consult your own tax advisor with respect to foreign tax consequence of participating in the Offer."

         Please call me if you have any questions.